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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):    ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

[SEC FILE NUMBER 0-21272]

For Period Ended: October 2, 2004

☐
Transition Report on Form 10-K

☐
Transition Report on Form 20-F

☐
Transition Report on Form 11-K

☐
Transition Report on Form 10-Q

☐
Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Sanmina-SCI Corporation Full Name of Registrant
Former Name if Applicable
2700 North First Street Address of Principal Executive Office (Street and Number)
San Jose, California 95134 City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

1.
In the course of the Company's review of certain selected transactions and the associated account reconciliations at one of the Company's plants, an issue arose related to the substantiation of certain significant accounts related to the Company's year ended October 2, 2004. This substantiation was not completed by the Company until recently and is still subject to audit by our independent registered public accounting firm. Accordingly, the Company is unable to file its report on Form 10-K for the year ended October 2, 2004 on the due date. The Company expects that it will be in a position to file its Form 10-K for fiscal 2004 prior to December 31, 2004, the deadline for filing such report set forth pursuant to Securities and Exchange Commission Rule 12b-25.

2.
The Registrant hereby represents that the reasons causing the inability to timely file the annual report on Form 10-K could not be eliminated by the Registrant without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

/s/ DAVID L. WHITE (Name)	(408) 964-3500 (Area Code and Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒ Yes    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐ Yes    No ☒

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sanmina-SCI Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 17, 2004	By:	/s/ DAVID L. WHITE David L. White Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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PART I—REGISTRANT INFORMATION
PART II—RULES 12B-25(b) AND (c)
PART III—NARRATIVE
PART IV—OTHER INFORMATION